September 13, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549

Attn:	Babette Cooper
Jennifer Monick

	RE:	Bally’s Corporation
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 1, 2022
Form 10-Q for the Quarterly Period Ended June 30, 2022
Filed August 4, 2022
Form 8-K filed August 4, 2022
File No. 001-38850

Ms. Cooper and Ms. Monick:

Bally’s Corporation (“Bally’s”) submits this letter in response to the comment letter from the Staff of the U.S. Securities and Exchange Commission, dated August 29, 2022 (the “Comment Letter”), in regard to Bally’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed on March 1, 2022, Form 10-Q for the quarterly period ended June 30, 2022, which was filed on August 4, 2022, and Form 8-K filed on August 4, 2022.

Below is Bally’s response. For convenience, the italicized numbered questions set forth below correspond to the comments contained in the Comment Letter.

Form 8-K filed August 4, 2022

Exhibits

1.We note your response to our comment 2. We further note your presentation of Adjusted EBITDAR margin in your Exhibit 99.1. The presentation of this margin appears to indicate that Adjusted EBITDAR is a measure of your operating performance. In light of your disclosure and your response that Adjusted EBITDAR is used solely as a valuation metric, please confirm that you will not present Adjusted EBITDAR margin in future filings.

Response:

Bally’s acknowledges the Staff’s comment and confirms that it will not present Adjusted EBITDAR margin in future filings.

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
September 13, 2022

Form 10-Q for the Quarterly Period Ended June 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Adjusted EBITDA and Adjusted EBITDAR by Segment, page 53

2.    We note your presentation of Consolidated Adjusted EBITDAR, specifically we note your adjustment for launch costs. It appears that launch costs represent normal, recurring, cash operating expenses necessary to operate your business. Please revise future filings to ensure these costs are not excluded from Consolidated Adjusted EBITDA, or advise. This comment also applies to your earnings release.

Response:

Bally’s defines launch costs as ramp up costs related to the launch of interactive businesses in new jurisdictions prior to commencing full operations. Bally’s acknowledges the Staff’s comment and advises that it will revise its presentation of Adjusted EBITDA to exclude an adjustment for launch costs that are recurring in nature in future filings. Bally’s advises the Staff that certain costs, which are not quantitatively significant, reported within launch costs represented nonrecurring costs and Bally’s will reclassify these costs to applicable adjustment line items in future periods.

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If you have any questions regarding the foregoing, please do not hesitate to contact me at (401) 475-8476.

Very truly yours,
/s/ Robert Lavan
Robert Lavan
Chief Financial Officer